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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

BARRIER THERAPEUTICS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

06850R 10 8

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 06850R 10 8			Page 2 of 14

1.	Name of Reporting Person: MPM BioVentures III, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 130,467

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 130,467

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 130,467

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.6%

12.	Type of Reporting Person: PN

13G
CUSIP No. 06850R 10 8			Page 3 of 14

1.	Name of Reporting Person: MPM BioVentures III-QP, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,940,399

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,940,399

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,940,399

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 8.9%

12.	Type of Reporting Person: PN

13G
CUSIP No. 06850R 10 8			Page 4 of 14

1.	Name of Reporting Person: MPM BioVentures III Parallel Fund, LP		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Germany

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 58,602

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 58,602

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 58,602

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.3%

12.	Type of Reporting Person: PN

13G
CUSIP No. 06850R 10 8			Page 5 of 14

1.	Name of Reporting Person: MPM BioVentures III GmbH & Co. Parallel-Beteiligungs KG		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Germany

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 163,988

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 163,988

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 163,988

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.8%

12.	Type of Reporting Person: PN

13G
CUSIP No. 06850R 10 8			Page 6 of 14

1.	Name of Reporting Person: MPM Asset Management Investors 2003 BVII LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 37,568

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 37,568

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 37,568

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.2%

12.	Type of Reporting Person: OO

13G
CUSIP No. 06850R 10 8			Page 7 of 14

1.	Name of Reporting Person: Ansbert Gadicke		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 2,331,024*

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 2,331,024*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,331,024*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 10.7%

12.	Type of Reporting Person: IN

* The shares are held as follows: 1,940,399 by MPM BioVentures III-QP, L.P. (“BV III QP”), 130,467 by MPM BioVentures III, L.P. (“BV III”), 37,568 by MPM Asset Management Investors 2003 BVIII, LLC (“BV AM III”), 58,602 by MPM BioVentures III Parallel Fund, L.P. (“BV III PF”) and 163,988 by MPM BioVentures GmbH & Co. Beteiligungs KG (“BV III KG”). MPM BioVentures III GP, L.P. (“BV III GP”) and MPM BioVentures III LLC (“BV III LLC”) are the direct and indirect general partners of BV III, BV III QP, BV III PF and BV III KG. The Reporting Person is a member of BV III LLC and BV AM III.

13G
CUSIP No. 06850R 10 8			Page 8 of 14

1.	Name of Reporting Person: Luke Evnin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 2,331,024*

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 2,331,024*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,331,024*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 10.7%

12.	Type of Reporting Person: IN

* The shares are held as follows: 1,940,399 by MPM BioVentures III-QP, L.P. (“BV III QP”), 130,467 by MPM BioVentures III, L.P. (“BV III”), 37,568 by MPM Asset Management Investors 2003 BVIII, LLC (“BV AM III”), 58,602 by MPM BioVentures III Parallel Fund, L.P. (“BV III PF”) and 163,988 by MPM BioVentures GmbH & Co. Beteiligungs KG (“BV III KG”). MPM BioVentures III GP, L.P. (“BV III GP”) and MPM BioVentures III LLC (“BV III LLC”) are the direct and indirect general partners of BV III, BV III QP, BV III PF and BV III KG. The Reporting Person is a member of BV III LLC and BV AM III.

Item 1.

	(a)	Name of Issuer Barrier Therapeutics, Inc.

	(b)	Address of Issuer’s Principal Executive Offices 600 College Road East Suite 3200 Princeton, NJ 08540

Item 2.
(a)	Name of Person Filing
      MPM BioVentures III, LP
      MPM BioVentures III-QP, L.P.
      MPM BioVentures III Parallel Fund, LP
      MPM BioVentures III GmbH & Co Parallel-Beteiligungs KG
      MPM Asset Management Investors 2003 BVIII LLC
      Ansbert Gadicke
Luke Evnin

	(b)	Address of Principal Business Office or, if none, Residence c/o MPM Capital L.P. 111 Huntington Avenue, 31st floor Boston, MA 02199

	(c)	Citizenship
All entities were organized in Delaware, except MPM BioVentures III GmbH & Co Parallel-Beteiligungs KG hich was organized in Germany. The individuals are United States citizens.

	(d)	Title of Class of Securities Common Stock

	(e)	CUSIP Number 06850R 10 8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned:

MPM BioVentures III, LP	130,467
MPM BioVentures III-QP, L.P.	1,940,399
MPM BioVentures III Parallel Fund, LP	58,602
MPM BioVentures GmbH & Co Parallel-Beteiligungs KG	163,988
MPM Asset Management Investors 2003 BVIII LLC	37,568
Ansbert Gadicke	2,331,024	*
Luke Evnin	2,331,024	*

     Percent of Class:

MPM BioVentures III, LP	0.6%
MPM BioVentures III-QP, L.P.	8.9%
MPM BioVentures III Parallel Fund, LP	0.3%
MPM BioVentures GmbH & Co Parallel-Beteiligungs KG	0.8%
MPM Asset Management Investors 2003 BVIII LLC	0.2%
Ansbert Gadicke	10.7%
Luke Evnin	10.7%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

MPM BioVentures III, LP	130,467
MPM BioVentures III-QP, L.P.	1,940,399
MPM BioVentures III Parallel Fund, LP	58,602
MPM BioVentures GmbH & Co Parallel-Beteiligungs KG	163,988
MPM Asset Management Investors 2003 BVIII LLC	37,568
Ansbert Gadicke	0
Luke Evnin	0

(ii)	Shared power to vote or to direct the vote

MPM BioVentures III, LP	0
MPM BioVentures III-QP, L.P.	0
MPM BioVentures III Parallel Fund, LP	0
MPM BioVentures GmbH & Co Parallel-Beteiligungs KG	0
MPM Asset Management Investors 2003 BVIII LLC	0
Ansbert Gadicke	2,331,024	*
Luke Evnin	2,331,024	*

(iii)	Sole power to dispose or to direct the disposition of

MPM BioVentures III, LP	130,467
MPM BioVentures III-QP, L.P.	1,940,399
MPM BioVentures III Parallel Fund, LP	58,602
MPM BioVentures GmbH & Co Parallel-Beteiligungs KG	163,988
MPM Asset Management Investors 2003 BVIII LLC	37,568
Ansbert Gadicke	0
Luke Evnin	0

(iv)	Shared power to dispose or to direct the disposition of

MPM BioVentures III, LP	0
MPM BioVentures III-QP, L.P.	0
MPM BioVentures III Parallel Fund, LP	0
MPM BioVentures GmbH & Co Parallel-Beteiligungs KG	0
MPM Asset Management Investors 2003 BVIII LLC	0
Ansbert Gadicke	2,331,024	*
Luke Evnin	2,331,024	*

* The shares are held as follows: 1,940,399 by MPM BioVentures III-QP, L.P. (“BV III QP”), 130,467 by MPM BioVentures III, L.P. (“BV III”), 37,568 by MPM Asset Management Investors 2003 BVIII, LLC (“BV AM III”), 58,602 by MPM BioVentures III Parallel Fund, L.P. (“BV III PF”) and 163,988 by MPM BioVentures GmbH & Co. Beteiligungs KG (“BV III KG”). MPM BioVentures III GP, L.P. (“BV III GP”) and MPM BioVentures III LLC (“BV III LLC”) are the direct and indirect general partners of BV III, BV III QP, BV III PF and BV III KG. The Reporting Person is a member of BV III LLC and BV AM III.

Item 5.       Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person

     Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

     Not Applicable

Item 8.	Identification and Classification of Members of the Group

     Not Applicable

Item 9.	Notice of Dissolution of a Group

     Not Applicable

Item 10.	Certification

     Not Applicable

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2005

MPM BIOVENTURES III, L.P.		MPM BIOVENTURES III-QP, L.P.

By:	MPM BioVentures III GP, L.P. in its capacity as the Managing Limited Partner	By:	MPM BioVentures III GP, L.P. in its capacity as the Managing Limited Partner

By:	MPM BioVentures III LLC, its General Partner	By:	MPM BioVentures III LLC, its General Partner

By:	Luke B. Evnin	By:	Luke B. Evnin

	Name: Luke B. Evnin Title: Manager		Name: Luke B. Evnin Title: Manager

MPM CAPITAL III PARALLEL FUND, L.P.		MPM CAPITAL III GMBH & CO. PARALLEL-BETEILIGUNGS KG

By:	MPM BioVentures III GP, L.P. in its capacity as the Managing Limited Partner	By:	MPM BioVentures III GP, L.P. in its capacity as the Managing Limited Partner

By:	MPM BioVentures III LLC, its General Partner	By:	MPM BioVentures III LLC, its General Partner

By:	Luke B. Evnin	By:	Luke B. Evnin

	Name: Luke B. Evnin Title: Manager		Name: Luke B. Evnin Title: Manager

MPM ASSET MANAGEMENT INVESTORS 2003 BVIII LLC

By:	Luke B. Evnin	By:	/s/ Ansbert Gadicke
	Name: Luke B. Evnin Title: Manager		Name: Ansbert Gadicke

By:	/s/ Luke B. Evnin

Name: Luke B. Evnin

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT A

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Barrier Therapeutics, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

     In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 9th day of February, 2005.

MPM BIOVENTURES III, L.P.		MPM BIOVENTURES III-QP, L.P.

By:	MPM BioVentures III GP, L.P. in its capacity as the Managing Limited Partner	By:	MPM BioVentures III GP, L.P. in its capacity as the Managing Limited Partner

By:	MPM BioVentures III LLC, its General Partner	By:	MPM BioVentures III LLC, its General Partner

By:	Luke B. Evnin	By:	Luke B. Evnin

	Name: Luke B. Evnin Title: Manager		Name: Luke B. Evnin Title: Manager

MPM CAPITAL III PARALLEL FUND, L.P.		MPM CAPITAL III GMBH & CO. PARALLEL-BETEILIGUNGS KG

By:	MPM BioVentures III GP, L.P. in its capacity as the Managing Limited Partner	By:	MPM BioVentures III GP, L.P. in its capacity as the Managing Limited Partner

By:	MPM BioVentures III LLC, its General Partner	By:	MPM BioVentures III LLC, its General Partner

By:	Luke B. Evnin	By:	Luke B. Evnin

	Name: Luke B. Evnin Title: Manager		Name: Luke B. Evnin Title: Manager

MPM ASSET MANAGEMENT INVESTORS 2003 BVIII LLC

By:	Luke B. Evnin	By:	/s/ Ansbert Gadicke
	Name: Luke B. Evnin Title: Manager		Name: Ansbert Gadicke

By:	/s/ Luke B. Evnin

Name: Luke B. Evnin